Exhibit 1.3

Consolidated Financial Statements and Notes

FOR THE YEARS ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018

Management’s Responsibility For Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.
In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.
The Board of Directors of Pan American Silver Corp. (the "Board") oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. The Audit Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.
Deloitte LLP, Independent Registered Public Accounting Firm appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and the Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

"signed"	"signed"
Michael Steinmann	A. Robert Doyle
Chief Executive Officer	Chief Financial Officer

March 12, 2020

PAN AMERICAN SILVER CORP.	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Pan American Silver Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Pan American Silver Corp. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of changes in equity, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

PAN AMERICAN SILVER CORP.	3

Tahoe Acquisition - Refer to Notes 5(e) and 8 to the financial statements
Critical Audit Matter Description
The Company completed the acquisition of Tahoe Resources Inc. ("Tahoe") on February 22, 2019. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values, which included certain mineral properties including the Escobal mine in Guatemala ("Escobal") (collectively the "Acquired Mineral Properties"). The determination of the fair value of the Acquired Mineral Properties required management to make significant estimates and assumptions.
While there are many estimates and assumptions that management makes to determine the fair value of the Acquired Mineral Properties, the assumptions with the highest degree of subjectivity are future commodity prices, discount rates, the in-situ multiples and specifically for Escobal, the ability, timing and likelihood that the mine operations will restart. Our audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future commodity prices, discount rates, the in-situ multiples and specifically for Escobal, the ability, timing and likelihood that the mine operations will restart included the following, among others:

•
Evaluated the effectiveness of the Company’s controls over management’s assumptions of future commodity prices, discount rates, in-situ multiples and management’s assessment of the ability, timing and likelihood that the mine operations at Escobal will restart.

•	With the assistance of fair value specialists:

◦	Evaluated the future commodity prices by comparing forecasts to third party forecasts,

◦	Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rate, and

◦	Evaluated the reasonableness of the in-situ multiples applied to the exploration properties.

•
Evaluated and corroborated through inquiries with key executives, management’s ability to estimate the ability, timing and likelihood of Escobal restarting by understanding their process to obtain the background knowledge to make such determination.

•	Evaluated the ability, timing and likelihood that the mine operations at Escobal will restart by considering the information received from management and external sources.
Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist within the Mineral Properties, Plant and Equipment - Refer to Notes 3 and 6 to the financial statements
Critical Audit Matter Description
The Company’s determination of whether or not an indicator of impairment or impairment reversal exists at the cash generating unit levels requires significant management judgement. Changes in metal price forecasts, increases or decreases in estimated future costs of production, increases or decreases in estimated future capital costs, reductions or increases in the amount of recoverable mineral reserves and mineral resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests.
While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgements with the highest degree of subjectivity are future commodity prices (for both silver and gold), forecast production output (for both silver and gold), company performance, ability and timing to commence or restart mine operations, and the discount rate. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

PAN AMERICAN SILVER CORP.	4

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future commodity prices (for both silver and gold), future production output (for both silver and gold), company performance, ability and timing to commence or restart mine operations, and the discount rate in the assessment of indicators of impairment or impairment reversal included the following, among others:

•	Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment or impairment reversal.

•	Evaluated management’s ability to accurately forecast future production by:

◦	Assessing the methodology used in management’s determination of the future production and,

◦	Comparing management’s future production to historical data and available market trends.

•
Performed independent research to assess if there have been any substantive local, political or regulatory changes impacting the jurisdictions in which the Company operates impacting the ability to commence or restart mine operations.

•	Compared the company performance of the mineral properties to historical results and third-party reports.

•	With the assistance of fair value specialists:

◦	Evaluated the future commodity prices by comparing management forecasts to third party forecasts, and

◦	Evaluated the reasonableness of the change in discount rate by testing the source information underlying the determination of the discount rate.
Impairment - Testing of Impairment of Mineral Properties, Plant and Equipment - Manantial Espejo Cash Generating Unit (“CGU”) - Refer to Notes 3 and 13 to the financial statements
Critical Audit Matter Description
The Company identified an indicator of impairment for the Manantial Espejo CGU as a result of an increase in Argentina export taxes, and project delays. The Company determined that the combined CGU carrying amount of Manantial Espejo mine and the Joaquin and COSE development project and other related assets was greater than the combined estimated recoverable amount, causing the Company to recognize an impairment loss.
While there are several assumptions that go into determining the recoverable amount, the judgement with the highest degree of subjectivity in the valuation model is the commodity prices. Auditing the assumptions surrounding the commodity prices required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the commodity prices used in the valuation models to determine the recoverable amount of the CGU included the following, among others:

•	Evaluated the effectiveness of the controls surrounding the commodity prices.

•	Evaluated the commodity prices by comparing management forecasts to third party forecasts with the assistance of fair value specialists.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 12, 2020

We have served as the Company's auditor since 1993.

PAN AMERICAN SILVER CORP.	5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Pan American Silver Corp.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the "Company") as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 12, 2020, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PAN AMERICAN SILVER CORP.	6

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 12, 2020

PAN AMERICAN SILVER CORP.	7

Consolidated Statements of Financial Position (in thousands of U.S. dollars)

	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents (Note 25)	$120,564	$138,510
Short-term investments (Note 10)	117,776	74,004
Trade and other receivables	168,753	96,091
Income taxes receivable	17,209	13,108
Inventories (Note 11)	346,507	214,465
Derivative financial instruments (Note 9)	1,272	640
Prepaid expenses and other current assets	16,838	11,556
	788,919	548,374
Non-current assets
Mineral properties, plant and equipment (Note 12)	2,504,901	1,301,002
Inventories (Note 11)	24,209	—
Long-term refundable tax	17,900	70
Deferred tax assets (Note 28)	36,447	12,244
Investment in associates (Note 14)	84,319	70,566
Goodwill & other assets (Note 15)	4,987	5,220
Total Assets	$3,461,682	$1,937,476

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 16)	$225,330	$131,743
Derivative financial instruments (Note 9)	—	51
Current portion of provisions (Note 17)	7,372	5,072
Current portion of lease obligations (Note 18)	14,198	5,356
Income tax payable	24,770	8,306
	271,670	150,528
Non-current liabilities
Long-term portion of provisions (Note 17)	188,012	70,083
Deferred tax liabilities (Note 28)	176,808	148,819
Long-term portion of lease obligations (Note 18)	27,010	1,320
Debt (Note 19)	275,000	—
Deferred revenue (Note 14)	12,542	13,288
Other long-term liabilities (Note 20)	27,754	25,425
Share purchase warrants (Note 14)	15,040	14,664
Total Liabilities	993,836	424,127

Equity
Capital and reserves (Note 21)
Issued capital	3,123,514	2,321,498
Reserves	94,274	22,573
Investment revaluation reserve	—	208
Deficit	(754,689)	(836,067)
Total Equity attributable to equity holders of the Company	2,463,099	1,508,212
Non-controlling interests	4,747	5,137
Total Equity	2,467,846	1,513,349
Total Liabilities and Equity	$3,461,682	$1,937,476
Commitments and contingencies (Notes 9, 29); subsequent events (Note 31)
See accompanying notes to the consolidated financial statements
APPROVED BY THE BOARD ON MARCH 12, 2020

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	8

Consolidated Income Statements (in thousands of U.S. dollars except per share amounts)

	2019	2018
Revenue (Note 26)	$1,350,759	$784,495
Cost of sales
Production costs (Note 22)	(841,297)	(515,636)
Depreciation and amortization (Note 12)	(253,453)	(147,289)
Royalties	(26,721)	(20,673)
	(1,121,471)	(683,598)
Mine operating earnings (Note 26)	229,288	100,897

General and administrative	(31,752)	(22,649)
Exploration and project development	(11,684)	(11,138)
Mine care and maintenance	(23,662)	—
Foreign exchange losses	(5,003)	(9,326)
Impairment charges (Note 13)	(40,050)	(27,789)
Gains on commodity and foreign currency contracts (Note 9)	3,315	4,930
Gains on sale of mineral properties, plant and equipment (Note 12)	3,858	7,973
Share of income from associate and dilution gain (Note 14)	15,245	13,679
Transaction and integration costs (Note 8)	(7,515)	(10,229)
Other expense (Note 27)	(4,936)	(3,659)
Earnings from operations	127,104	42,689

Loss on derivatives (Note 9)	(14)	(1,078)
Investment income (loss)	84,704	(284)
Interest and finance expense (Note 23)	(29,282)	(8,139)
Earnings before income taxes	182,512	33,188
Income tax expense (Note 28)	(71,268)	(21,147)
Net earnings for the year	$111,244	$12,041

Attributable to:
Equity holders of the Company	110,738	10,294
Non-controlling interests	506	1,747
	$111,244	$12,041

Earnings per share attributable to common shareholders (Note 24)
Basic earnings per share	$0.55	$0.07
Diluted earnings per share	$0.55	$0.07
Weighted average shares outstanding (in 000’s) Basic	201,397	153,315
Weighted average shares outstanding (in 000’s) Diluted	201,571	153,522

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	9

Consolidated Statements of Comprehensive Income (in thousands of U.S. dollars)

	2019	2018
Net earnings for the year	$111,244	$12,041
Items that may be reclassified subsequently to net earnings:
Unrealized net gains on short-term investments (net of $nil tax in 2019 and 2018)	—	993
Reclassification adjustment for realized gains on short-term investments to earnings	(208)	(788)
Total comprehensive earnings for the year	$111,036	$12,246

Total comprehensive earnings attributable to:
Equity holders of the Company	$110,530	$10,499
Non-controlling interests	506	1,747
	$111,036	$12,246

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	10

Consolidated Statements of Cash Flows (in thousands of U.S. dollars)

	2019	2018
Cash flow from operating activities
Net earnings for the year	$111,244	$12,041

Current income tax expense (Note 28)	92,129	53,901
Deferred income tax recovery (Note 28)	(20,861)	(32,754)
Interest expense (recovery) (Note 23)	16,879	(678)
Depreciation and amortization (Note 12)	253,453	147,289
Impairment charges (Note 13)	40,050	27,789
Accretion on closure and decommissioning provision (Note 17)	9,903	6,524
Unrealized foreign exchange losses	6,057	10,337
Gain on sale of mineral properties, plant and equipment	(3,858)	(7,973)
Other operating activities (Note 25)	(96,277)	17,724
Changes in non-cash operating working capital (Note 25)	(27,944)	(4,261)
Operating cash flows before interest and income taxes	$380,775	$229,939

Interest paid	(16,944)	(1,684)
Interest received	776	1,944
Income taxes paid	(82,579)	(75,221)
Net cash generated from operating activities	$282,028	$154,978

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(205,807)	$(144,348)
Tahoe Resources Inc. ("Tahoe") acquisition (Note 8)	(247,479)	—
Acquisition of mineral interests	(1,545)	(7,500)
Net proceeds from sale of short-term investments	39,727	(25,554)
Proceeds from sale of mineral properties, plant and equipment	10,267	15,781
Net proceeds from commodity, diesel fuel swaps, and foreign currency contracts	2,669	2,449
Net cash used in investing activities	$(402,168)	$(159,172)

Cash flow from financing activities
Proceeds from issue of equity shares	$2,781	$1,081
Distributions to non-controlling interests	(924)	(2,020)
Dividends paid	(29,332)	(21,284)
Proceeds from credit facility (Note 19)	335,000	—
Repayment of credit facility (Note 19)	(185,000)	—
Repayment of short-term loans	—	(3,000)
Payment of lease obligations	(19,270)	(7,911)
Net cash generated from (used in) financing activities	$103,255	$(33,134)
Effects of exchange rate changes on cash and cash equivalents	(1,061)	(115)
Net decrease in cash and cash equivalents	(17,946)	(37,443)
Cash and cash equivalents at the beginning of the year	138,510	175,953
Cash and cash equivalents at the end of the year	$120,564	$138,510
Supplemental cash flow information (Note 25).
See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	11

Consolidated Statements of Changes in Equity (in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves(1)	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2017	153,302,976	$2,318,252	$22,463	$1,605	$(825,470)	$1,516,850	$4,201	$1,521,051
Impact of adopting IFRS 9	—	$—	$—	$(1,602)	$1,602	$—	$—	$—
Balance, January 1, 2018	153,302,976	$2,318,252	$22,463	$3	$(823,868)	$1,516,850	$4,201	$1,521,051
Total comprehensive earnings
Net earnings for the year	—	—	—	—	10,294	10,294	1,747	12,041
Other comprehensive income	—	—	—	205	—	205	—	205
	—	—	—	205	10,294	10,499	1,747	12,246
Cancellation of expired shares	(120,339)	—	—	—	178	178	—	178
Shares issued on the exercise of stock options	125,762	1,367	(286)	—	—	1,081	—	1,081
Shares issued as compensation (Note 25)	139,957	1,879	—	—	—	1,879	—	1,879
Share-based compensation on option grants	—	—	396	—	—	396	—	396
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(1,209)	(1,209)	(811)	(2,020)
Dividends paid	—	—	—	—	(21,462)	(21,462)	—	(21,462)
Balance, December 31, 2018	153,448,356	$2,321,498	$22,573	$208	$(836,067)	$1,508,212	$5,137	$1,513,349
Total comprehensive earnings
Net earnings for the year	—	—	—	—	110,738	110,738	506	111,244
Other comprehensive income	—	—	—	(208)	—	(208)	—	(208)
	—	—	—	(208)	110,738	110,530	506	111,036
Shares issued on the exercise of stock options	244,299	3,697	(916)	—	—	2,781	—	2,781
Shares issued as compensation (Note 25)	152,391	2,693	—	—	—	2,693	—	2,693
Share-based compensation on option grants	—	—	577	—	—	577	—	577
Tahoe acquisition consideration (Note 8)	55,990,512	795,626	72,040	—	—	867,666	—	867,666
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(28)	(28)	(896)	(924)
Dividends paid	—	—	—	—	(29,332)	(29,332)	—	(29,332)
Balance, December 31, 2019	209,835,558	$3,123,514	$94,274	$—	$(754,689)	$2,463,099	$4,747	$2,467,846

(1)	Includes reserves for share options and contingent value rights ("CVRs") (Note 8).
 See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	12

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS
Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout the Americas. As at December 31, 2019, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of an ILO 169 consultation process led by the Ministry of Energy and Mines in Guatemala.

2. BASIS OF PREPARATION
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IAS”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SIC”).
These consolidated financial statements were approved for issuance by the Board of Directors on March 12, 2020.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Presentation currency
The functional and presentation currency of the Company and each of its subsidiaries is the United States dollar ("USD").

b)	Basis of measurement
These consolidated financial statements have been prepared on an historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

PAN AMERICAN SILVER CORP.	13

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

c)	Basis of consolidation
The accounts of the Company and its subsidiaries, which are controlled by the Company, have been included in these consolidated financial statements. Control is achieved when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of the Company and their geographic locations at December 31, 2019 were as follows:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Shahuindo S.A.C	Peru	100%	Consolidated	Shahuindo mine
La Arena S.A.	Peru	100%	Consolidated	La Arena mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine & Cap-Oeste Sur Este ("COSE") project
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin project
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad project
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Lake Shore Gold Corp.	Canada	100%	Consolidated	Bell Creek and Timmins West mines (together, "Timmins")
Minera San Rafael S.A. ("MSR")	Guatemala	100%	Consolidated	Escobal mine

d)	Investments in associates
An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. The Company’s share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.

e)	Business combinations
Upon the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition. When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is treated as goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the consolidated income statement. Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs. The costs to issue debt securities are capitalized and amortized using the effective interest method.
Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis.

PAN AMERICAN SILVER CORP.	14

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Control of a business may be achieved in stages. Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

f)	Revenue recognition
Revenue associated with the sale of commodities is recognized when control of the asset sold is transferred to the customer. Indicators of control transferring include an unconditional obligation to pay, legal title, physical possession, transfer of risk and rewards and customer acceptance. This generally occurs when the goods are delivered to a loading port, warehouse, vessel or metal account as contractually agreed with the buyer; at which point the buyer controls the goods. In cases where the Company is responsible for the cost of shipping and certain other services after the date on which control of the goods transfers to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.
The Company’s concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.
Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at fair value through profit or loss ("FVTPL").
IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.
Refining and treatment charges under the sales contracts are netted against revenue for sales of metal concentrate.
The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company recognizes amounts in revenue as the metals are delivered to the customer. Specifically, for the metal agreements entered into with Maverix Metals Inc. ("Maverix"), the Company determines the amortization of deferred revenue to the Consolidated Income Statement on a per unit basis using the estimated total quantity of metal expected to be delivered to Maverix over the terms of the contract. The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

PAN AMERICAN SILVER CORP.	15

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

g)	Financial instruments
Measurement – initial recognition
Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at FVTPL. Transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.
Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.
Classification of financial assets
Amortized cost:
Financial assets that meet the following conditions are measured subsequently at amortized cost:
(i)The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
(ii)The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method. Interest income is recognized in Investment (loss) income in the Consolidated Income Statements.
The Company's financial assets at amortized cost primarily include cash and cash equivalents, receivables not arising from sale of metal concentrates included in Trade and other receivables in the Consolidated Statement of Financial Position (Note 9(a)).
Fair value through other comprehensive income ("FVTOCI"):
Financial assets that meet the following conditions are measured at FVTOCI:
(i)The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
(ii)The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
The Company's short-term investments in other than equity securities are measured at FVTOCI (Note 9(c)).
FVTPL:
By default, all other financial assets are measured subsequently at FVTPL.
The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.
Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in Note 9(e)(ii). The Company's financial assets at FVTPL include its trade receivables from provisional concentrate sales, short-term investments in equity securities, and derivative assets not designated as hedging instruments.

PAN AMERICAN SILVER CORP.	16

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Financial liabilities and equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.
Classification of financial liabilities
Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.
Derivatives
When the Company enters into derivative contracts, these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. The Company does not have derivative instruments that qualify as cash flow hedges and consequently all derivatives are recorded at fair value with changes in fair value recognized in net earnings.

h)	Derivative Financial Instruments
The Company utilizes metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales. Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.
Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

i)	Inventories
Inventories include work in progress, concentrate ore, doré, processed silver and gold, heap leach inventory, and operating materials and supplies. Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value ("NRV") based upon the period ending prices of contained metal. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value. The work in progress inventory is considered part of the operating cycle which the Company classifies as current inventory and hence heap leach and stockpiles are included in current inventory. Quantities are assessed primarily through surveys and assays.
The costs incurred in the construction of the heap leach pad are capitalized. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach

PAN AMERICAN SILVER CORP.	17

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which is then recovered during the metallurgical process. When the ore is placed on the pad, an estimate of the recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory cost.
The Company uses several integrated steps to scientifically measure the metal content of the ore placed on the leach pads. The tonnage, grade, and ore type to be mined in a period was first estimated using the Mineral Reserve model. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine their metal content and quantities of contained metal. The estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery and trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.
The Company then processes the ore through the crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. The samples from the automated sampler are assayed each shift and used for process control. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. The pregnant solution from the heap leach is collected and passed through the processing circuit to produce precipitate which is retorted and then smelted to produce doré bars.
The Company allocates direct and indirect production costs to by-products on a systematic and rational basis. With respect to concentrate and doré inventory, production costs are allocated based on the silver equivalent ounces contained within the respective concentrate and doré.
The inventory is stated at lower of cost or NRV, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.
The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which rely upon laboratory test work and estimated models of the leaching kinetics in the heap leach pads. Test work consists of leach columns of up to 400 days duration with 150 days being the average, from which the Company projects metal recoveries up to three years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process include estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate. The ultimate recovery will not be known until the leaching operations cease.
Supplies inventories are valued at the lower of average cost and NRV using replacement cost plus cost to dispose, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries. At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.

PAN AMERICAN SILVER CORP.	18

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

j)	Mineral properties, plant and equipment
On initial acquisition, mineral properties, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral property, plant and equipment and depreciated accordingly.
In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.
Each asset's or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.
The expected useful lives are included below in the accounting policy for depreciation of property, plant, and equipment. The net carrying amounts of mineral property, land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is recorded as an impairment provision in the financial year in which this is determined.
In countries where the Company paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately recovers previously deferred amounts, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.
Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.
Where an item of mineral property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the income statement. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

k)	Operational mining properties and mine development
When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.
Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial production. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are

PAN AMERICAN SILVER CORP.	19

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

amortized using the units-of-production method (described below) over the life of the mine, commencing on the date of commercial production.
Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to economically develop the deposit. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable deposit is discovered, such costs are amortized when production begins. If no mineable deposit is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the Company has paid VAT and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.
Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

l)	Depreciation of mineral property, plant and equipment
The carrying amounts of mineral property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

i)	Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.
In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves.

ii)	Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.
Mineral properties, plant and equipment are depreciated over their useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

•	Land – not depreciated

•	Mobile equipment – 3 to 7 years

•	Buildings and plant facilities – 25 to 50 years

•	Mining properties and leases including capitalized evaluation and development expenditures – based on applicable reserves on a unit of production basis.

•	Exploration and evaluation – not depreciated until mine goes into production

•	Assets under construction – not depreciated until assets are ready for their intended use

PAN AMERICAN SILVER CORP.	20

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

m)	Exploration and evaluation expenditure
Relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration expenditures relates to the initial search for deposits with economic potential. Evaluation expenditures arise from a detailed assessment of deposits or other projects that have been identified as having economic potential.
Expenditures on exploration activity are not capitalized.
Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.
Evaluation expenditures, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.
Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.
In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company’s intentions for the development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all unrecoverable costs associated with the project, net of any related impairment provisions, are written off.
A cash-generating unit ("CGU") is identified as the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets. An impairment review is performed, either individually or at the CGU level, when there are indicators that the carrying amount of the CGU may exceed its recoverable amount. A reversal of impairment test is performed whenever there is an indication that impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Impairments and reversals of impairment are recognized in net earnings in the period in which they occur. Capitalized exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that the conditions discussed above for expenditure on exploration activity and evaluation expenditures are met.
Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property. In order to demonstrate technical feasibility and commercial viability, the Company evaluates the individual project and its established mineral reserves, assesses the relevant findings and conclusions from the Company’s activities and in applicable technical or other studies relating to the project, and considers whether and how any additional factors and circumstances might impact the project, particularly in light of the Company’s capabilities, risk tolerance and desired economic returns. The Company conducts its managerial evaluation for commercial viability by assessing the factors it considers relevant to the commercial development of the project, taking into consideration the exploration and technical evaluation activities and work undertaken in relation to the project. If the asset demonstrates technical feasibility and commercial viability, the asset is reclassified to mineral properties, plant and equipment. Assessment for impairment is conducted before reclassification.

PAN AMERICAN SILVER CORP.	21

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

n)	Deferred stripping costs
In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a units of production basis.
The costs of removal of the waste material during a mine’s production phase are deferred where they give rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity.

o)	Asset impairment
Management reviews and evaluates its assets for impairment, or reversals of impairment, when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or when there is an indication that impairment may have reversed. Impairment is normally assessed at the level of CGUs. In addition, an impairment loss is recognized for any excess of carrying amount over the recoverable amount, being the higher of its fair value less costs to sell ("FVLCTS"), or its value in use (being the net present value of expected future cash flows of the relevant CGU), of a non-current asset or disposal group held for sale. The best evidence of FVLCTS is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCTS is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction. This is often estimated using discounted cash flow techniques.
Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36 “Impairment of Assets.” The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, closure, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable ore reserves. Such non-reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
Where the recoverable amount of a CGU is dependent on the life of its associated ore, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore affecting process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.
The Company’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company’s assessment of the long-term average price, generally over a period of three to five years. These assessments often differ from current price levels and are updated periodically.
The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual CGU operate. The great majority of the Company’s sales are based on prices denominated in USD. To the extent that the currencies of countries in which the Company produces commodities strengthen against the USD without commodity price offset, cash flows and, therefore, net present values are reduced. Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

PAN AMERICAN SILVER CORP.	22

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

p)	Closure and decommissioning costs
The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.
When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the income statement. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgements and estimates involved.
The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

q)	Foreign currency translation
The Company’s functional currency and that of its subsidiaries is the USD as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.

PAN AMERICAN SILVER CORP.	23

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings except for differences arising on decommissioning provisions which are capitalized for operating mines.

r)	Share-based payments
The Company makes share-based awards, including restricted share units ("RSUs"), performance share units ("PSUs"), shares and options, to certain employees.
For equity-settled awards, the fair value is charged to the income statement and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the equity-settled awards is determined at the date of grant. Non-vesting conditions and market conditions, such as target share price upon which vesting is conditioned, are factored into the determination of fair value at the date of grant. All other vesting conditions are excluded from the determination of fair value and included in management’s estimate of the number of awards ultimately expected to vest.
The fair value is determined by using option pricing models. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the income statement with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.
Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.
Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

s)	Income taxes
Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the tax is recognized in other comprehensive income or equity.
Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.
The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse

PAN AMERICAN SILVER CORP.	24

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

in the foreseeable future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.
The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.
Current and deferred taxes relating to items recognized in other comprehensive income or directly in equity are recognized in other comprehensive income or equity and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgements are required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.
Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditures, dividends and other capital management transactions.

t)	Earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing earnings attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period.
The diluted earnings per share calculation is based on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares. This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at beginning of the period). The number of dilutive potential ordinary shares is determined independently for each period presented.
For convertible securities that may be settled in cash or shares at the holder’s option, returns to preference shareholders and income charges are added back to net earnings used for basic EPS and the maximum number of ordinary shares that could be issued on conversion is used in computing diluted earnings per share.

PAN AMERICAN SILVER CORP.	25

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

u)	Borrowing costs and upfront costs
Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets are capitalized. Qualifying assets are assets that require a substantial amount of time to prepare for their intended use, including mineral properties in the evaluation stage where there is a high likelihood of commercial exploitation. Qualifying assets also include significant expansion projects at the operating mines. Borrowing costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total borrowing cost is reduced by income generated from short-term investments of such funds.
Upfront costs incurred in connection with entering new credit facilities are recorded as Other assets and are amortized over the life of the respective credit facilities.

4. CHANGES IN ACCOUNTING STANDARDS
New and amended IFRS standards that are effective for the current year
IFRS 16, Leases
In January 2016, the IASB issued IFRS 16 which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases less than 12 months in duration or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.
The Company has applied IFRS 16 using the modified retrospective approach from January 1, 2019 and has elected to record the transition date right-of-use assets at amounts equal to the present value of the minimum lease payments, on a lease by lease basis. Short-term and low-value recognition exemptions were applied, as well as certain practical expedients allowing for the use of hindsight to assess the lease term for contracts with extension options, the exclusion of initial direct costs from measurement of the Right-of-Use-Assets ("ROU Assets") and the exclusion of leases with a term of less than one year remaining at the transition date.
Policy applicable from January 1, 2019
Lease Definition
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. The Company has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines, or directs how and for what purpose the asset is used.
Measurement of ROU Assets and Lease Obligations
At lease commencement, the Company recognizes a ROU Asset and a lease obligation. The ROU Asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments

PAN AMERICAN SILVER CORP.	26

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The ROU Asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s property, plant and equipment. The ROU Asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.
The lease obligation is initially measured at the present value of lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.
The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU Asset.
Recognition Exemptions
The Company has elected not to recognize ROU Assets and lease obligations for short-term leases that have a lease term of twelve months or less or for leases of low-value assets. Payments associated with these leases are recognized as an operating expense on a straight-line basis over the lease term within costs and expenses on the consolidated income statement.
Leases
The Company’s leased assets include land, buildings, vehicles, and machinery and equipment with a carrying value of $45.8 million at December 31, 2019. Effective January 1, 2019, the Company adopted IFRS 16 as outlined in Note 18, recognizing $21.4 million of ROU assets, $18.9 million of lease obligations and deferred tax assets/liabilities of $nil.
New and amended IFRS standards not yet effective
New accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company.

5. SIGNIFICANT JUDGEMENTS IN APPLYING ACCOUNTING POLICIES
Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Capitalization of evaluation costs
The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to the impairment analysis as discussed in Note 13. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.

PAN AMERICAN SILVER CORP.	27

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

b)	Commencement of commercial production
During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.

c)	Assets’ carrying values and impairment charges
In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or FVLCTS in the case of non-financial assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets classified as available-for-sale indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

d)	Functional currency
The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the USD. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

e)	Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

f)	Determination of control of subsidiaries and joint arrangements
Determination of whether the Company has control of subsidiaries or joint control of joint arrangements requires an assessment of the activities of the investee that significantly affect the investee's returns, including strategic, operational and financing decision-making, appointment, remuneration and termination of the key management personnel and when decisions related to those activities are under the control of the Company or require unanimous consent from the investors. Based on assessment of the relevant facts and circumstances, primarily, the Company's limited board representation and restricted influence over operating, strategic and financing decisions, the Company concluded that it does not control Maverix and as a result classified it as an investment in associate subject to significant influence (Note 14).

g)	Deferral of stripping costs
In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity. As at December 31, 2019, the carrying amount of Dolores and La Arena capitalized stripping costs was $57.5 million and $19.9 million, respectively (2018 - $57.0 million and $nil, respectively).

PAN AMERICAN SILVER CORP.	28

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

h)	Replacement convertible debenture
As part of the 2009 Aquiline transaction, the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares ("Common Shares") or a silver stream contract with Aquiline Resources Inc., a wholly owned subsidiary of the Company. The holder subsequently selected the silver stream contract related to certain production from the Navidad project. The silver stream contract is classified and accounted for as a deferred credit. In determining the appropriate classification of the silver stream contract as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation. As at December 31, 2019, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2018 - $20.8 million).

6. KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

•
Revenue recognition: Revenue from the sale of concentrate to independent smelters is recognized when control of the asset sold is transferred to the customer. The Company's concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at FVTPL. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

•
Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

•
Mineral reserve estimates: The figures for mineral reserves and mineral resources are disclosed in accordance with National Instrument 43 - 101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators and in accordance with “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – adopted November 23, 2003”, prepared by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standing Committee on Reserve Definitions. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

PAN AMERICAN SILVER CORP.	29

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

•
Valuation of Inventory: In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. Refer to Note 11 for details.

•
Depreciation and amortization rates for mineral properties, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively. A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

•
Impairment, or impairment reversal, of mining interests: While assessing whether any indications of impairment, or impairment reversal, exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control that affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Changes in metal price forecasts, increases or decreases in estimated future costs of production, increases or decreases in estimated future capital costs, reductions or increases in the amount of recoverable mineral reserves and mineral resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests. Impairments and impairment reversals of mining interests are discussed in Note 13.

•
Estimation of decommissioning and reclamation costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of its productive life. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 17 for details on decommissioning and restoration costs.

•
Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

PAN AMERICAN SILVER CORP.	30

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

•
Accounting for acquisitions: The fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, discount rates, and the timing of the commencement of commercial production. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined if related to conditions existing at the date of acquisition (within one year of the acquisition date).

•
Provisions and contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event the Company’s estimates of the future resolution of these matters change, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. Refer to Note 29 for further discussion on contingencies.

7. MANAGEMENT OF CAPITAL
The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus deficit, plus investment revaluation reserve) with a balance of $2.5 billion as at December 31, 2019 (2018 - $1.5 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.
The Company is not subject to externally imposed capital requirements and the Company’s overall objective with respect to capital risk management remains unchanged from the year ended December 31, 2018.

PAN AMERICAN SILVER CORP.	31

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

8. TAHOE ACQUISITION
On February 22, 2019, the Company completed the acquisition of 100% of the issued and outstanding shares of Tahoe (the "Tahoe Acquisition"). Each Tahoe shareholder had the right to elect to receive either $3.40 in cash (the "Cash Election") or 0.2403 of a Common Share (the "Share Election") for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of $275 million and a maximum number of Common Shares issued of 56.0 million. Tahoe shareholders who did not make an election by the election deadline were deemed to have made the Share Election. Holders of 23,661,084 Tahoe shares made the Cash Election and received all cash consideration in the amount of $3.40 per Tahoe share. The holders of 290,226,406 Tahoe shares that made or were deemed to have made, the Share Election were subject to pro-ration, and received consideration of approximately $0.67 in cash and 0.1929 of a Common Share per Tahoe share.
In addition, Tahoe shareholders received contingent consideration in the form of one CVR for each Tahoe share.  Each CVR will be exchanged for 0.0497 of a Common Share upon the first commercial shipment of concentrate following restart of operations at the Escobal mine (the "First Shipment"). The CVRs are transferable and have a term of 10 years. The First Shipment contingency is a discrete event upon which a fixed number of Common Shares will be issued. As there is no variability in the number of shares to be issued if the contingency is met, the Company has concluded that the CVR consideration meets the ‘fixed-for-fixed’ requirement in IAS 32 - Financial Instruments: Presentation. As such the CVRs are classified as a component of equity, recognized initially at fair value with no remeasurement, and any subsequent settlement to be accounted for within equity.
As a result of the Tahoe Acquisition, the Company paid $275 million in cash, issued 55,990,512 Common Shares, and issued 313,887,490 CVRs. After this share issuance, Pan American shareholders owned approximately 73%, while former Tahoe shareholders owned approximately 27% of the shares of the combined company. The Company has determined that this transaction represents a business combination with Pan American identified as the acquirer. Based on the February 21, 2019 closing share price of Common Shares, the total consideration of the Tahoe Acquisition is $1.1 billion. The Company began consolidating the operating results, cash flows and net assets of Tahoe from February 22, 2019 onwards.
Tahoe was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principal mines: Timmins West and Bell Creek in Canada; La Arena and Shahuindo in Peru; and Escobal in Guatemala (the "Acquired Mines"). The Escobal mine's operations have been suspended since June 2017.
The Company reported its initial accounting for the Tahoe Acquisition during the first quarter of 2019 and had a measurement period of up to one year from the acquisition date to adjust any provisional amounts recognized and to recognize new assets and liabilities as a result of new information obtained which existed at the acquisition date. As a result, the Company recorded a deferred tax asset with most significant adjustments made to the deferred tax liabilities and mineral property during the fourth quarter of 2019. The bargain purchase gain recognized on the acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the first quarter's results as a result of changes in the assessed fair values of assets acquired.
Since acquisition on February 22, 2019, the assets acquired from Tahoe contributed revenue of $565.4 million and pre-tax net income of $124.5 million for the year ended December 31, 2019. Had the transaction occurred January 1, 2018, Tahoe would have contributed revenue of $644.3 million and pre-tax net income of $125.5 million for the year ended December 31, 2019. Acquisition-related costs of $7.5 million were expensed during the year ended December 31, 2019 and were presented as transaction and integration costs.

PAN AMERICAN SILVER CORP.	32

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

The following table summarizes the consideration paid as part of the purchase price:

Consideration:	Shares Issued/ Issuable	Consideration
Fair value estimate of the Pan American Share consideration (1)	55,990,512	$795,626
Fair value estimate of the CVRs (2)	15,600,208	71,916
Cash (1)	—	275,008
Fair value estimate of replacement options (3)	835,874	124
Total Consideration	72,426,594	$1,142,674

(1)	The Pan American Share consideration value is based on an assumed value of $14.21 per share (based on the NASDAQ closing price on February 21, 2019).

(2)
Assumed fair value of the CVRs is based on the residual amount of the value of the Tahoe Shares acquired (based on the NYSE closing price closing of $3.64 on February 21, 2019) after deducting the cash consideration of $275 million and the fair value of the Company's share consideration paid (based on the February 21, 2019 NASDAQ closing price of $14.21).

(3)
Assumed fair value of 3.5 million Tahoe options that upon the Tahoe Acquisition vested and converted into 835.8 thousand Pan American stock options (the "Replacement options"). The fair value of the Replacement options was determined using the Black-Scholes option pricing model, as at the Tahoe Acquisition date, using the following assumptions:

Share price at February 21, 2019 (Canadian dollars, "CAD")	$19.01
Exercise price	$11.67 - 97.26
Expected volatility	0.4075
Expected life (years)	0.2 - 1.0
Expected dividend yield	0.78%
Risk-free interest rate	0.93%
Fair value (CAD)	$163,273.36
CAD to USD exchange rate at December 31, 2018	$0.7578
Fair value (USD)	$123,729.43
The following table summarizes the preliminary and final allocation of the purchase price to the identifiable assets and liabilities based on their estimated fair values at the date of the Tahoe Acquisition:

	Preliminary as reported March 31, 2019	Adjustments	Final as reported December 31, 2019

Total purchase consideration paid for Tahoe	$1,142,674	$—	$1,142,674

Cash and cash equivalents	$27,529	$—	$27,529
Accounts receivable	17,854	300	18,154
VAT Receivable	87,268	224	87,492
Inventory	152,534	(4,325)	148,209
Other current assets	4,135	(2,754)	1,381
Mineral properties, plant and equipment	1,298,037	(58,635)	1,239,402
Other assets	3,450	3,101	6,551
Deferred tax assets	—	30,728	30,728
Accounts payable and accrued liabilities	(159,675)	10,933	(148,742)
Debt	(125,000)	—	(125,000)
Provision for closure and decommissioning liabilities	(70,119)	(7,201)	(77,320)
Net current and deferred income tax liabilities	(62,847)	(2,863)	(65,710)
Fair value of Tahoe net assets acquired	$1,173,166	$(30,492)	$1,142,674

Bargain purchase gain recognized in net earnings on February 22, 2019	$30,492	$(30,492)	$—
We primarily used discounted cash flow models (being the net present value of expected future cash flows) to determine the fair value of the mining interests. Expected future cash flows are based on the timing of commencement of commercial production and estimates of quantities of ore reserves and mineral resources, including expected conversions of resources to reserves, expected future production costs, and capital expenditures based on the life of

PAN AMERICAN SILVER CORP.	33

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

mine plans for the acquired mines as at the acquisition date. The discounted future cash flow models used discount rates with rates applied to the acquired mines ranging from 5% to 9%, depending on the Company’s assessment of country risk, project risk, and other potential risks specific to the acquired mining interest. Further, the discounted cash flow models were based on the following estimated future metal prices:

Commodity Prices	2019-2022	2023 onwards
Gold price - $/oz.	$1,300	$1,300
Silver price - $/oz	$17.07	$18.50
Zinc - $/tonne	$2,599	$2,600
Lead - $/tonne	$2,171	$2,200

9. FINANCIAL INSTRUMENTS

a)	Financial assets and liabilities by categories

December 31, 2019	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$120,564	$—	$—	$120,564
Trade receivables from provisional concentrates sales (1)	—	48,767	—	48,767
Receivable not arising from sale of metal concentrates (1)	116,596	—	—	116,596
Short-term investments, equity securities	—	117,776	—	117,776
Short-term investments, other than equity securities	—	—	—	—
Derivative financial assets	—	1,272	—	1,272
	$237,160	$167,815	$—	$404,975
Financial Liabilities:
Derivative financial liabilities	$—	$—	$—	$—
	$—	$—	$—	$—

(1)	Included in Trade and other receivables.

December 31, 2018	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$138,510	$—	$—	$138,510
Trade receivables from provisional concentrates sales (1)	—	40,803	—	40,803
Receivable not arising from sale of metal concentrates (1)	40,918	—	—	40,918
Short-term investments, equity securities	—	19,178	—	19,178
Short-term investments, other than equity securities	—	—	54,826	54,826
Derivative financial assets	—	640	—	640
	$179,428	$60,621	$54,826	$294,875
Financial Liabilities:
Derivative financial liabilities	$—	$51	$—	$51
	$—	$51	$—	$51

(1)	Included in Trade and other receivables.

PAN AMERICAN SILVER CORP.	34

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

b)	Short-term investments in equity securities recorded at FVTPL
The Company’s short-term investments in equity securities are recorded at FVTPL for the year ended December 31, 2019 and 2018. Net gains (losses) on short-term investments recorded at FVTPL were as follows:

	2019	2018
Unrealized net gains (losses) on short-term investments, equity securities	$83,705	$(3,298)
Realized net losses on short-term investments, equity securities	—	(49)
	$83,705	$(3,347)

c)	Financial assets recorded at FVTOCI
The Company’s short-term investments other than equity securities are recorded at FVTOCI. The unrealized gains from short-term investments other than equity securities for the year ended December 31, 2019 and 2018 were as follows:

	2019	2018
Unrealized net gains on short-term investments, other than equity securities	$—	$993
Reclassification adjustment for realized gains on short-term investments, other than equity securities	(208)	(788)
	$(208)	$205

d)	Derivative instruments
The Company's derivative financial instruments are comprised of foreign currency and commodity contracts. The net gains (losses) on derivatives for the year ended December 31, 2019 and 2018 were comprised of the following:

	2019	2018
Gains on foreign currency and commodity contracts:
Realized gains on foreign currency and commodity contracts	$2,669	$2,449
Unrealized gains on foreign currency and commodity contracts	646	2,481
	$3,315	$4,930
Loss on derivatives:
Loss on warrants	$(14)	$(1,078)
	$(14)	$(1,078)

e)	Fair value information
i)Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data

PAN AMERICAN SILVER CORP.	35

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At December 31, 2019		At December 31, 2018
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$117,776	$—	$74,004	$—
Trade receivables from provisional concentrate sales	—	48,767	—	40,803
Derivative financial assets	—	1,272	—	640
Derivative financial liabilities	—	—	—	(51)
	$117,776	$50,039	$74,004	$41,392
There were no transfers between Level 1 and Level 2 during the year ended December 31, 2019. The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2018.
ii)Valuation Techniques
 Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of investments in warrants, commodity swaps and foreign currency contracts. The fair value of the warrants is calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs. The Company's commodity swaps and foreign currency contracts are valued using observable market prices. Derivative instruments are classified within Level 2 of the fair value hierarchy.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

f)	Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are:

i)	Credit risk

ii)	Liquidity risk

iii)	Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

PAN AMERICAN SILVER CORP.	36

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

i)Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2019, the Company had receivable balances associated with buyers of its concentrates of $48.8 million (2018 - $40.8 million) and receivable balances associated with buyers of its doré of $17.5 million (2018 - $nil). The vast majority of the Company’s concentrate is sold to six well-known concentrate buyers.
Doré production from Shahuindo, La Arena, Timmins, La Colorada, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At December 31, 2019, the Company had approximately $58.2 million (2018 - $19.7 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from this activity if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at December 31, 2019, the Company had made $3.4 million (2018 - $14.4 million) of supplier advances, which are reflected in “Trade and other receivables” on the Company’s consolidated statement of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
At December 31, 2019, the Company has recorded a loss allowance for expected credit losses in the amount of $7.6 million (2018 – $7.6 million) which relates to trade receivables from Doe Run Peru (“DRP”), one of the buyers of concentrates from the Company’s Peruvian operations, for deliveries of concentrates that occurred in early 2009. At December 31, 2019, the Company has also recorded a loss allowance for expected credit losses in the amount of $4.7 million (2018 - $4.7 million) which relates to amounts owning from Republic Metals, one of the buyers of doré, for deliveries that occurred in 2018.

PAN AMERICAN SILVER CORP.	37

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Cash and cash equivalents, trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$120,564	$138,510
Trade accounts receivable (1)	66,230	40,803
Supplier advances	3,391	14,370
Royalty receivable (1)	121	105
Employee loans (1)	392	312

(1)	Included in Trade and other receivables.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial and non-financial liabilities, shown in contractual undiscounted cash flow:

Payments due by period 2019
	Within 1 year	2 - 3 years	4- 5 years	After 5 years	Total
Financial liabilities
Accounts payable and accrued liabilities other than:	$221,488	$—	$—	$—	$221,488
Severance accrual	994	5,967	772	109	7,842
Employee compensation	2,848	—	—	—	2,848
Total accounts payable and accrued liabilities	225,330	5,967	772	109	232,178
Debt
Credit facility	—	—	275,000	—	275,000
Interest	12,952	27,040	—	—	39,992
Provisions(1)(2)	3,979	633	1,350	967	6,929
Income taxes payable	24,770	—	—	—	24,770
Lease obligations	16,221	15,906	7,193	21,675	60,995
Future employee compensation	1,444	8,711	—	—	10,155
Total contractual obligations(2)	$284,696	$58,257	$284,315	$22,751	$650,019

PAN AMERICAN SILVER CORP.	38

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Payments due by period 2018
	Within 1 year	2 - 3 years	4- 5 years	After 5 years	Total
Financial liabilities
Accounts payable and accrued liabilities other than:	$128,486	$—	$—	$—	$128,486
Severance accrual	1,791	3,763	534	112	6,200
Employee compensation	1,466	—	—	—	1,466
Total accounts payable and accrued liabilities	131,743	3,763	534	112	136,152
Debt
Interest	1,200	350	—	—	1,550
Loss on commodity contracts	51	—	—	—	51
Provisions(1)(2)	3,123	547	720	178	4,568
Income taxes payable	8,306	—	—	—	8,306
Capital and operating expenditure commitments	7,947	7,898	2,885	530	19,260
Future employee compensation	1,530	4,911	—	—	6,441
Total contractual obligations(2)	$153,900	$17,469	$4,139	$820	$176,328

(1)	Total litigation provision (Note 17).

(2)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current $3.4 million, long-term $185.1 million) discussed in Note 17 (2018 - current $1.9 million, long-term $68.6 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) (2018 - $20.8 million) discussed in Note 20, and deferred tax liabilities of $176.8 million (2018 - $148.8 million).

The increase in the Company's exposure to liquidity risk during the year ended December 31, 2019 were due primarily to the draw on the credit facility to finance the Tahoe Acquisition (Note 8) and the obligations acquired.
iii)Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
As at December 31, 2019, Pan American had outstanding positions on $12.0 million in foreign currency exposure of Mexican peso ("MXN") purchases, $60.0 million of Peruvian sol ("PEN") purchases, and $30.0 million of Canadian dollar ("CAD") purchases. MXN purchases had put rates of 19.50 and call rates ranging from $20.82 to $21.59 expiring between January 2020 and December 2020. PEN purchases had put rates of $3.35 and call rates ranging from $3.40 to $3.55 expiring between January 2020 and December 2020. And, CAD purchases had put rates of $1.30 and call rates of $1.37 expiring between January 2020 and December 2020.
For the year ended December 31, 2019, the Company recorded gains of $1.0 million (2018 - gains of $0.7 million), $0.7 million (2018 - $nil), and $0.3 million (2018 - $nil) on MXN, PEN, and CAD derivative contracts, respectively.
The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. The Company has reviewed its monetary assets and monetary liabilities and is exposed to foreign exchange risk through financial assets and liabilities and deferred income tax liabilities denominated in currencies other than USD, as shown in the table below. The Company estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2019 non-USD net monetary liabilities were denominated would result in an income before taxes change of about $5.1 million (2018 - $14.3 million).

PAN AMERICAN SILVER CORP.	39

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

The Company is exposed to currency risk through the following financial assets and liabilities, and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2019	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non- current liabilities	Deferred tax assets and liabilities
Canadian Dollar	$123,391	$3,897	$2,045	$(23,387)	$23,640
Mexican Peso	5,222	14,215	7,645	(64,589)	(73,938)
Argentine Peso	3,652	18,511	13,737	(16,143)	—
Bolivian Boliviano	3,447	221	1,524	(8,749)	(9,925)
European Euro	3	—	—	—	—
Peruvian Sol	2,406	55,851	(14,660)	(39,884)	(80,138)
Guatemala quetzal	353	1,482	(238)	(669)	1
	$138,474	$94,177	$10,053	$(153,421)	$(140,360)

At December 31, 2018	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non- current liabilities	Deferred tax assets and liabilities
Canadian Dollar	$22,514	$1,793	$—	$(851)	$—
Mexican Peso	2,724	18,873	7,240	(31,909)	(106,383)
Argentine Peso	2,677	15,038	1,134	(18,739)	—
Bolivian Boliviano	285	532	(6,068)	(12,167)	(9,372)
European Euro	127	—	(332)	—	—
Peruvian Sol	1,268	2,324	2,640	(13,134)	(23,004)
	$29,595	$38,560	$4,614	$(76,800)	$(138,759)
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the year ended December 31, 2019 on its cash and short-term investments was 0.6% (2018 - 0.9%). A 10% increase or decrease in the interest earned from financial institutions on cash and short-term investments would result in a $0.1 million increase or decrease in the Company’s before tax earnings (2018 – $0.2 million).
At December 31, 2019, the Company has $275.0 million in amounts drawn on its secured revolving credit facility (the "Credit Facility"), which had an average interest rate of 4.3%. There were no amounts drawn on the Credit Facility in 2018.
At December 31, 2019, the Company has $41.2 million in lease obligations (2018 - $6.7 million), that are subject to an annualized interest rate of 9.7% (2018 - 2.2%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

PAN AMERICAN SILVER CORP.	40

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

A 10% increase in all metal prices as at December 31, 2019, would result in an increase of approximately $139.1 million (2018 – $81.2 million) in the Company’s revenues. A 10% decrease in all metal prices as at the same period would result in a decrease of approximately $140.1 million (2018 - $82.7 million) in the Company’s revenues. The Company also enters into provisional concentrate contracts to sell the zinc, lead and copper concentrates. We have provisionally priced sales for which price finalization, referenced to the relevant zinc, lead, copper and silver index, is outstanding at the balance sheet date. A 10% increase in metals prices on open positions of zinc, lead, copper and silver for provisional concentrate contracts for the year ended December 31, 2019 would result in an increase of approximately $6.4 million (2018 - $6.2 million) in the Company’s before tax earnings, which would be reflected in 2019 results. A 10% decrease in metal prices for the same period would result in a decrease of approximately $6.4 million (2018 - $6.2 million) in the Company’s before tax earnings.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At December 31, 2019, the Company had no outstanding contracts to sell base metals production.

10. SHORT-TERM INVESTMENTS

	December 31, 2019			December 31, 2018
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$117,776	$36,826	$80,950	$74,004	$73,796	$208

11. INVENTORIES
Inventories consist of:

	December 31, 2019	December 31, 2018
Concentrate inventory	$17,433	$19,286
Stockpile ore (1)	27,708	3,945
Heap leach inventory and in process (2)	169,751	113,199
Doré and finished inventory (3)	67,820	30,736
Materials and supplies	88,004	47,299
Total inventories	$370,716	$214,465
Less: current portion of inventories	$(346,507)	$(214,465)
Non-current portion of inventories (4)	$24,209	$—

(1)	Includes an impairment charge of $5.0 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines (2018 – $11.2 million at Manantial Espejo mine).

(2)	Includes an impairment charge of $39.3 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines (2018 - $28.9 million at Manantial Espejo and Dolores mines).

(3)	Includes an impairment charge of $2.9 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at December 31, 2019. (2018 - $7.5 million at Manantial Espejo mine).

(4)	Inventories at Escobal mine, which include $16.9 million in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.
The costs of inventories recognized as expense for the year ended December 31, 2019 amounted to $1.1 billion (2018 – $683.6 million), of which $841.3 million (2018 – $515.6 million) and $253.5 million (2018 – $147.3 million) were included in production costs and depreciation and depletion in the Consolidated Income Statements, respectively.

PAN AMERICAN SILVER CORP.	41

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

During the year ended December 31, 2019 a $0.4 million NRV recovery (2018 - $24.3 million NRV loss) was recognized, primarily driven by increased production costs, and included in production costs (Note 22). Inventories held at NRV amounted to $151.5 million (2018 - $143.6 million).
A portion of the stockpile ore amounting to $1.2 million (2018 - $2.5 million) and a portion of the heap leach inventory amounting to $74.5 million (2018 - $75.3 million) are expected to be recovered or settled after more than twelve months.

12. MINERAL PROPERTIES, PLANT AND EQUIPMENT
Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to expense in the period they are incurred.
Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest, or alternatively by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.
Mineral properties, plant and equipment consist of:

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2019
Net of accumulated depreciation	$678,489	$73,375	$249,231	$299,907	$1,301,002
Additions	152,033	42,487	549	68,664	263,733
Tahoe acquisition (Note 8)	314,604	274,817	194,900	455,080	1,239,401
Disposals	(2,461)	(13)	—	(2,010)	(4,484)
Depreciation and amortization	(113,067)	—	—	(140,386)	(253,453)
Depreciation charge captured in inventory	(33,810)	—	—	—	(33,810)
Impairment charge	—	(33,245)	(6,805)	—	(40,050)
Transfers	(77,598)	(25,872)	13,051	90,419	—
Closure and decommissioning – changes in estimate (Note 17)	32,562	—	—	—	32,562
As at December 31, 2019	$950,752	$331,549	$450,926	$771,674	$2,504,901

Cost as at December 31, 2019	$2,429,815	$398,485	$876,859	$1,476,170	$5,181,329
Accumulated depreciation and impairments	(1,479,063)	(66,936)	(425,933)	(704,496)	(2,676,428)
Carrying value – December 31, 2019	$950,752	$331,549	$450,926	$771,674	$2,504,901

PAN AMERICAN SILVER CORP.	42

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2018
Net of accumulated depreciation	$766,883	$71,809	$253,128	$244,863	$1,336,683
Additions	106,701	25,423	—	16,896	149,020
Disposals	—	(396)	—	(937)	(1,333)
Depreciation and amortization	(68,935)	—	—	(78,354)	(147,289)
Depreciation charge captured in inventory	(12,620)	—	—	—	(12,620)
Impairment charge	(2,144)	(25,113)	—	(532)	(27,789)
Transfers	(115,726)	1,652	(3,897)	117,971	—
Closure and decommissioning – changes in estimate (Note 17)	4,330	—	—	—	4,330
As at December 31, 2018	$678,489	$73,375	$249,231	$299,907	$1,301,002

Cost as at December 31, 2018	$1,997,880	$104,614	$668,358	$939,993	$3,710,845
Accumulated depreciation and impairments	(1,319,391)	(31,239)	(419,127)	(640,086)	(2,409,843)
Carrying value – December 31, 2018	$678,489	$73,375	$249,231	$299,907	$1,301,002

PAN AMERICAN SILVER CORP.	43

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

	December 31, 2019			December 31, 2018
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron, Peru	$215,109	$(126,301)	$88,808	$207,360	$(114,288)	$93,072
Morococha, Peru	258,862	(164,501)	94,361	243,603	(149,120)	94,483
Shahuindo, Peru (1)	498,960	(39,668)	459,292	—	—	—
La Arena, Peru (1)	112,014	(22,853)	89,161	—	—	—
Alamo Dorado, Mexico	71,724	(71,724)	—	126,960	(126,960)	—
La Colorada, Mexico	305,357	(143,232)	162,125	301,706	(121,940)	179,766
Dolores, Mexico	1,608,334	(1,091,862)	516,472	1,529,751	(981,948)	547,803
Manantial Espejo, Argentina	371,677	(367,901)	3,776	367,105	(362,293)	4,812
San Vicente, Bolivia	143,251	(95,360)	47,891	137,394	(86,663)	50,731
Timmins, Canada (1)	292,986	(42,672)	250,314	—	—	—
Other	27,711	(17,485)	10,226	23,994	(16,265)	7,729
Total	$3,905,985	$(2,183,559)	$1,722,426	$2,937,873	$(1,959,477)	$978,396

Land and Non-Producing Properties:
Land	$5,528	$(1,267)	$4,261	$4,677	$(1,096)	$3,581
Navidad, Argentina	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Escobal, Guatemala (1)	249,353	—	249,353	—	—	—
Timmins, Canada (1)	87,747	—	87,747	—	—	—
Shahuindo, Peru (1)	15,586	—	15,586	—	—	—
La Arena, Peru (1)	117,000	—	117,000	—	—	—
Minefinders, Mexico	83,079	(36,975)	46,104	91,362	(36,975)	54,387
La Colorada, Mexico	15,544	—	15,544	—	—	—
Morococha, Peru	7,213	—	7,213	9,674	—	9,674
Projects, Argentina (2)	95,851	(66,859)	28,992	69,774	(24,939)	44,835
Other	31,866	(11,667)	20,199	30,908	(11,255)	19,653
Total non-producing properties	$1,275,344	$(492,869)	$782,475	$772,972	$(450,366)	$322,606
Total mineral properties, plant and equipment	$5,181,329	$(2,676,428)	$2,504,901	$3,710,845	$(2,409,843)	$1,301,002

(1)	Acquired as part of the Tahoe Acquisition (Note 8).

(2)	Comprised of the Joaquin and COSE projects.
Held for Sale Assets
On January 31, 2018, the Company completed the sale of 100% of the shares of Minera Aquiline Argentina SA, which owns Calcatreu, to Patagonia for total consideration of $15 million in cash. The Company received $5 million at the date of sale with the remaining $10 million received on May 18, 2018, as scheduled. During the year ended December 31, 2018, the Company recorded a gain of $8.0 million ($6 million, net of tax expense) on the sale of Calcatreu included in gain on sale of mineral properties, plant and equipment.

PAN AMERICAN SILVER CORP.	44

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

13. IMPAIRMENT OF NON-CURRENT ASSETS
Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable. The Company considers its internal discounted cash flow economic models as a proxy for the calculation of FVLCTS, given a willing market participant would use such models in establishing a value for the properties. The Company considers impairment, or if previous impairment charges should be reversed, at the CGU level. The Company’s CGUs are its mine sites, represented by its principal producing mining properties and significant development projects. The CGU carrying amount for purposes of this test includes the carrying value of the mineral properties plant and equipment and goodwill less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.
The Company’s key assumptions for determining the recoverable amounts of its various CGUs, for the purpose of testing for impairment or impairment reversals, include the most current operating and capital costs information and risk adjusted project specific discount rates. The Company uses an average of analysts’ consensus prices for the first four years of its economic modeling, and long-term reserve prices for the remainder of each asset’s life. The prices used can be found in the key assumptions and sensitivity section below.
Impairment charges
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of December 31, 2019, impairment charges totaling $40.1 million (2018 - charges of $27.8 million) were required on Manantial Espejo.
2019 Impairment - Manantial Espejo
A recent increase in Argentina export taxes, announced in January 2020, combined with the delayed commencement of production from the COSE and Joaquin deposits, and the deteriorated Argentina economy led management to conclude that there was an indication of impairment to its Argentine operating assets, namely the Manantial Espejo mine, and the COSE and Joaquin projects. As at December 31, 2019, the Company determined that the combined CGU carrying amount of the Manantial Espejo mine and the Joaquin and COSE development projects, including mineral properties, plant and equipment, and stockpile inventories, net of associated closure and decommissioning liabilities of $63.6 million was higher than the combined estimated recoverable amount of $23.5 million when using a 9.75% risk adjusted discount rate. Based on this assessment, the Company recorded an impairment charge related to the Manantial Espejo mineral property, and the COSE and Joaquin projects, of $40.1 million ($40.1 million, net of tax).
2018 Impairment - Manantial Espejo
The decrease in short term analyst consensus silver prices and the introduction of an export tax of three to four Argentine pesos per Dollar of export in September 2018, led management to conclude that there was an indication of impairment to its operating assets in Argentina, namely the Manantial Espejo mine, and the COSE and Joaquin projects. As at December 31, 2018, the Company determined that the combined CGU carrying amount of the Manantial Espejo mine and the Joaquin and COSE development projects, including mineral properties, plant and equipment, and stockpile inventories, net of associated closure and decommissioning liabilities of $68.1 million was greater than the combined estimated recoverable amount of $39.3 million when using a 7.25% risk adjusted discount rate. Based on this assessment, the Company recorded an impairment charge related to the Manantial Espejo mineral property, and the COSE and Joaquin projects, of $27.8 million ($27.8 million, net of tax).
Key assumptions and sensitivity
The metal prices used to calculate the recoverable amounts at December 31, 2019, and December 31, 2018 are based on analyst consensus prices and the Company’s long term reserve prices, and are summarized in the following tables.

PAN AMERICAN SILVER CORP.	45

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Metal prices used at December 31, 2019:

Metal Prices	2020-2022 average
Silver price - $/oz.	$17.94
Gold price - $/oz.	$1,474
Metal prices used at December 31, 2018:

Metal Prices	2019-2022 average
Silver price - $/oz.	$17.07
Gold price - $/oz.	$1,300

In 2019, the discount rates used to present value the Company’s life of mine cash flows were derived from the Company’s weighted average cost of capital, which was calculated as 3.7% (2018 – 5.3%), with rates applied to the various mines and projects ranging from 4.0% to 12.3% (2018 - 4.5% to 9.8%), depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.
The key assumptions in determining the recoverable value of the Company’s mineral properties are individual metal prices, operating and capital costs, foreign exchange rates and discount rates. At December 31, 2019, the Company performed a sensitivity analysis on all key assumptions that assumed a 10% adverse change to each individual assumption while holding the other assumptions constant.
At December 31, 2019, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of the Shahuindo, La Arena, Timmins, La Colorada, San Vicente, Huaron, or Morococha mines.  For the Dolores mine, Manantial Espejo mine and Navidad project, which previously had their carrying values adjusted to FVLCTS through impairment charges, a 10% adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
At December 31, 2018, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of the La Colorada, San Vicente, Huaron, or Morococha mines.  For the Dolores mine, Manantial Espejo mine and Navidad project, which previously had their carrying values adjusted to FVLCTS through impairment charges, a 10% adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.

14. INVESTMENT IN ASSOCIATES
The following table shows a continuity of the Company's investment in Maverix and its investment in other associates:

	2019	2018
Balance of investment in Maverix, December 31,	$69,116	$53,567
Dilution gains (1)	13,438	15,158
Income in associate	1,765	391
Balance of investment in Maverix, December 31,	$84,319	$69,116
Balance of investment in other (2)	$—	$1,450
	$84,319	$70,566

(1)	Includes adjustment for change in ownership interest.

(2)
The Company sold its interest in an equity investee for $5 million in May 2019 resulting in a gain of $3.6 million recorded in gains (losses) on sale of mineral, properties, plant and equipment on the Consolidated Income Statements.

Investment in Maverix:
The Company's warrant liability representing in substance ownership interest in Maverix was $15.0 million as at December 31, 2019 (2018 - $14.7 million). The Company's share of Maverix income was recorded based on its fully diluted ownership which averaged 26% for the year ended December 31, 2019 (2018 - 34%).

PAN AMERICAN SILVER CORP.	46

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams"). The deferred revenue liability recognized by the Company is the portion of the deferred revenue to be paid to Maverix owners other than Pan American through its ownership in Maverix.
The Company will recognize the deferred revenue related to the Streams as revenue as the gold ounces are delivered to Maverix. As at December 31, 2019, the deferred revenue liability was $12.5 million (December 31, 2018 - $13.3 million).
The Company recognized $0.7 million during the year ended December 31, 2019 (2018 - $0.6 million), for the delivery of 3,758 ounces (2018 - 3,968 ounces) from La Colorada to Maverix. All transactions with Maverix were in the normal course and measured at exchange amounts, which were the amounts of consideration established and agreed to by the Company and Maverix.
Income Statement Impacts:
The Company recognized dilution gains of $13.5 million for the year ended December 31, 2019 (2018 - gains of $13.3 million) recorded in share of loss from associate and dilution gain.
For the year ended December 31, 2019, the Company also recognized its share of income from associate of $1.8 million (2018 - $0.4 million income), which represents the Company's proportionate share of Maverix's income (loss) during the year.

15. GOODWILL AND OTHER ASSETS
Goodwill and other assets consist of:

	December 31, 2019	December 31, 2018
Goodwill	$3,057	$3,057
Other assets	1,930	2,163
	$4,987	$5,220

16. ACCOUNTS PAYABLE
Accounts payable and accrued liabilities consist of:

	December 31, 2019	December 31, 2018
Trade accounts payable(1)	$66,924	$52,201
Royalties payable	16,108	2,004
Other accounts payable and trade related accruals	59,295	32,896
Payroll and related benefits	47,221	26,817
Severance accruals	994	1,791
Refundable tax payable	9,844	4,044
Other taxes payable	24,944	11,990
	$225,330	$131,743

(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	47

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

17. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2017	$65,396	$4,097	$69,493
Revisions in estimates and obligations incurred	6,516	—	6,516
Charged (credited) to earnings:
-new provisions	—	1,308	1,308
-change in estimate	—	(173)	(173)
-exchange gains on provisions	—	(253)	(253)
Charged in the year	—	(411)	(411)
Reclamation expenditures	(7,849)	—	(7,849)
Accretion expense (Note 24)	6,524	—	6,524
December 31, 2018	$70,587	$4,568	$75,155
Revisions in estimates and obligations incurred	32,909	—	32,909
Acquired from Tahoe (Note 8)	77,320	732	78,052
Charged (credited) to earnings:
-new provisions	—	2,551	2,551
-change in estimate	—	(252)	(252)
-exchange gains on provisions	—	(265)	(265)
Charged in the year	—	(405)	(405)
Reclamation expenditures	(2,264)	—	(2,264)
Accretion expense (Note 24)	9,903	—	9,903
December 31, 2019	$188,455	$6,929	$195,384

Maturity analysis of total provisions:	December 31, 2019	December 31, 2018
Current	$7,372	$5,072
Non-Current	188,012	70,083
	$195,384	$75,155

Closure and Decommissioning Cost Provision
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs is $290.4 million (2018 - $159.1 million), which has been inflated using inflation rates of between 0% and 5% (2018 – between 2% and 17%). The total provision for closure and decommissioning cost is calculated using discount rates of between 2% and 9% (2018 - between 2% and 22%). Revisions made to the reclamation obligations in 2019 were primarily a result of the newly acquired Tahoe mines, increased site disturbance at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.
The accretion expense charged to 2019 earnings as finance expense was $9.9 million (2018 - $6.5 million). Reclamation expenditures paid during the current year were $2.3 million (2018 - $7.8 million).
Litigation Provision
The litigation provision, as at December 31, 2019 and 2018, consists primarily of amounts accrued for labour claims at several of the Company’s mine operations. The balance of $6.9 million at December 31, 2019 (2018 - $4.6 million) represents the Company’s best estimate for all known and anticipated future obligations related to the above claims. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company.

PAN AMERICAN SILVER CORP.	48

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

18. LEASES

a.	ROU Assets
The following table summarizes changes in ROU Assets for the year ended December 31, 2019, which have been recorded in property, plant and equipment on the Consolidated Statements of Financial Position:

December 31, 2019
Cost
Balance, January 1, 2019 (1)	$34,983
Additions after January 1, 2019	$33,895
Assets acquired from Tahoe (Note 8)	$8,520
Transfer out	$(16,619)
Balance, December 31, 2019	60,779

Accumulated Depreciation
Balance at January 1, 2019	$(4,780)
Amortization	$(17,674)
Transfer out	$7,465
Balance, December 31, 2019	(14,989)
Carrying Amounts
At January 1, 2019	30,203
At December 31, 2019	$45,790

(1)	Includes $21.4 million in newly recognized ROU assets.

b.	Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at December 31, 2019 and December 31, 2018 to their present value for the Company's lease obligations:

	December 31, 2019	December 31, 2018
Within one year	$16,221	$5,488
Between one and five years	23,099	1,335
Beyond five years	21,675	—
Total undiscounted lease obligations	60,995	6,823
Less: future interest charges	(19,787)	(147)
Total discounted lease obligations	$41,208	$6,676
Less: current portion of lease obligations	(14,198)	(5,356)
Non-current portion of lease obligations	$27,010	$1,320
When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019.  The weighted average rate applied was 9.7% (2018 - 2.2%), which resulted in interest charges of $3.4 million for the year ended December 31, 2019 (2018 - $0.2 million).

PAN AMERICAN SILVER CORP.	49

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

The following table reconciles the Company’s lease commitments disclosed in the consolidated financial statements as at and for the year ended December 31, 2019, to the lease obligations recognized on initial application of IFRS 16:

Operating lease commitments at December 31, 2018	$19,260
Discounted using the incremental borrowing rate at January 1, 2019	$(2,819)
Recognition exemptions for short-term and low-value leases	$(455)
Variable payments not included in lease liabilities	$(233)
Lease obligations recognized at January 1, 2019 related to operating lease commitments at December 31, 2018	$15,753

19. DEBT

	December 31, 2019	December 31, 2018
Credit Facility	$275,000	$—
The Company's four-year, $300.0 million secured revolving credit facility, which was due to mature on April 15, 2020, was increased to $400.0 million on February 1, 2019, and increased to $500.0 million on February 22, 2019, with maturity on February 1, 2023, and resulted in additional upfront costs of $2.0 million. These amendments were made as part of the Tahoe Acquisition.
The upfront costs have been recorded as an asset under the classification "Prepaid expenses and other current assets" and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
The financial covenants required the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. As part of the amendment, after March 31, 2019, the financial covenants require the Company to maintain a minimum tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than 70% of its tangible net worth as of March 31, 2019 plus 50% of positive net income from and including the fiscal quarter ended June 30, 2019. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of December 31, 2019, the Company was in compliance with all covenants required by the Credit Facility.
At Pan American's option, amounts can be drawn under the revolving facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. The Credit Facility remained undrawn in 2018. During the year ended December 31, 2019, the Company drew down $335 million, and repaid $60 million, under the Credit Facility, under LIBOR-based interest rates, to fund, in part, the cash purchase price for the Tahoe Acquisition and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which $125 million had been drawn.
During the year ended December 31, 2019, the average interest rate incurred by the Company on the Credit Facility was 4.3%. The Credit Facility was not drawn in 2018. During the year ended December 31, 2019, the Company incurred $0.9 million (2018 - $1.4 million) in standby charges on undrawn amounts and $11.6 million (2018 - $nil) in interest on drawn amounts under this Facility.

PAN AMERICAN SILVER CORP.	50

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

20. OTHER LONG TERM LIABILITIES
Other long term liabilities consist of:

	December 31, 2019	December 31, 2018
Deferred credit(1)	$20,788	$20,788
Other income tax payable	118	227
Severance accruals	6,848	4,410
	$27,754	$25,425

(1)
As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Common Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative as a deferred credit.

21. SHARE CAPITAL AND STOCK-BASED COMPENSATION

a.	Stock options and Common Shares issued as compensation ("Compensation Shares")
For the year ended December 31, 2019, the total share-based compensation expense relating to stock options and Compensation Shares was $4.4 million (2018 - $3.0 million) and is presented as a component of general and administrative expense.

i.	Stock options
During the year ended December 31, 2019, the Company granted 22,788 (2018 – 149,163 stock options) stock options.
During the year ended December 31, 2019, the Company issued 244,299 common shares (2018 – 125,762 shares) in connection with the exercise of stock options.

ii.	Replacement options
Following completion of the Tahoe Acquisition (Note 8), the Company issued 835,874 replacement options to eligible Tahoe option holders. These replacement options were fully vested with 12 months of remaining contractual life upon issuance and various exercise prices between CAD $20.52 and CAD $97.26.

iii.	Compensation shares
During the year ended December 31, 2019, 22,335 common shares were issued to Directors in lieu of Directors fees of $0.2 million (2018 - 10,338 shares in lieu of fees of $0.2 million).

PAN AMERICAN SILVER CORP.	51

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

The following table summarizes changes in stock options for the years ended December 31:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2017	936,123	$16.56
Granted	149,163	$17.53
Exercised	(125,762)	$11.14
Expired	(211,614)	$24.90
Forfeited	(49,523)	$19.49
As at December 31, 2018	698,387	$15.00
Granted	22,788	26.54
Granted pursuant to the Tahoe Acquisition (Note 8)	835,874	$48.47
Exercised	(244,299)	$15.10
Expired	(141,604)	58.45
Forfeited	(27,798)	$34.00
As at December 31, 2019	1,143,348	$33.84

The following table summarizes information about the Company's stock options outstanding at December 31, 2019:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2019	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2019	Weighted Average Exercise Price CAD$
$9.76 - $23.61	476,368	47.33	$14.96	401,790	$14.48
$23.62 - $35.21	150,614	14.30	$27.72	127,826	$27.94
$35.22 - $46.53	179,488	4.34	$41.72	179,488	$41.72
$46.54 - $54.15	189,106	2.05	$51.60	189,106	$51.60
$54.16 - $97.26	147,772	2.34	$68.63	147,772	$68.63
	1,143,348	22.93	$33.84	1,045,982	$35.16
The following assumptions were used in the Black-Scholes option pricing model in determining the fair value of options granted during the years ended December 31:

	2019	2018
Expected life	4.0	4.0
Expected volatility	37.1%	43.8%
Expected dividend yield	1.0%	2.1%
Risk-free interest rate	2.0%	2.5%
Weighted average exercise price (CAD$)	$26.54	$17.53
Weighted average fair value (CAD$)	$8.34	$5.90

PAN AMERICAN SILVER CORP.	52

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

b.	PSUs
PSUs are notional share units that mirror the market value of the Company’s Common Shares. Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board of Directors approved the issuance of 75,311 PSUs for 2019 with a share price of CAD $24.88 (2018 - 117,328 PSUs approved at a share price of CAD $17.48). Compensation expense for PSUs was $2.2 million for the year ended December 31, 2019 (2018 - $1.0 million) and is presented as a component of general and administrative expense.
At December 31, 2019, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2017	166,344	$2,611
Granted	117,328	1,532
Paid out	(73,263)	(1,528)
Forfeited	—	—
Change in value	—	476
As at December 31, 2018	210,409	$3,091
Granted	75,311	1,784
Paid out	(38,119)	(903)
Forfeited	—	—
Change in value	—	1,924
As at December 31, 2019	247,601	$5,896

c.	RSUs
Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash or Common Shares at the discretion of the Board of Directors and vest in three installments, the first 33.3% vest on the first anniversary date of the grant, the second 33.3% vest on the second anniversary date of the grant, and a further 33.3% vest on the third anniversary date of the grant. Additionally, RSU value is adjusted to reflect dividends paid on Common Shares over the vesting period.
Compensation expense for RSUs was $2.5 million for the year ended December 31, 2019 (2018 – $1.7 million) and is presented as a component of general and administrative expense.
At December 31, 2019, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2017	262,013	$4,098
Granted	244,961	3,207
Paid out	(156,715)	(2,181)
Forfeited	(21,436)	(313)
Change in value	—	(1,187)
As at December 31, 2018	328,823	$3,624
Granted	146,594	3,891
Paid out	(157,584)	(3,140)
Forfeited	(18,617)	(441)
Change in value	—	3,173
As at December 31, 2019	299,216	$7,107

PAN AMERICAN SILVER CORP.	53

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

d.	Issued share capital
The Company is authorized to issue 400,000,000 Common Shares without par value.

e.	Dividends
The Company declared the following dividends for the years ended December 31, 2019 and 2018:

Declaration Date	Record date	Dividend per common share
February 19, 2020 (1)	March 2, 2020	$0.0500
November 6, 2019	November 18, 2019	$0.0350
August 7, 2019	August 19, 2019	$0.0350
May 8, 2019	May 21, 2019	$0.0350
February 20, 2019	March 4, 2019	$0.0350
November 6, 2018	November 19, 2018	$0.0350
August 8, 2018	August 20, 2018	$0.0350
May 9, 2018	May 22, 2018	$0.0350
February 20, 2018	March 5, 2018	$0.0350

(1)	These dividends were declared subsequent to the year end and have not been recognized as distributions to owners during the period presented.

22. PRODUCTION COSTS
Production costs are comprised of the following:

	2019	2018
Consumption of raw materials and consumables	$311,812	$184,484
Employee compensation and benefits expense (1)	271,684	167,879
Contractors and outside services	117,018	88,475
Utilities	41,674	26,320
Other expenses	74,469	31,417
Changes in inventories (2)	24,640	17,061
	$841,297	$515,636

(1)	Employee compensation and benefits expense is comprised of:

	2019	2018
Wages, salaries and bonuses	$288,015	$181,957
Share-based compensation	4,448	2,957
Total employee compensation and benefit expenses	292,463	184,914
Less: Expensed within General and Administrative expenses	(16,156)	(13,919)
Less: Expensed within Exploration expenses	(4,623)	(3,116)
Employee compensation and benefits expenses included in production costs	$271,684	$167,879

(2)	Includes NRV adjustments to inventory to reduce production costs by $0.4 million for the year ended December 31, 2019 (2018 - increase by $24.3 million).

23. INTEREST AND FINANCE EXPENSE

	2019	2018
Interest expense (recovery)	$16,879	$(678)
Finance fees	2,500	2,293
Accretion expense (Note 17)	9,903	6,524
	$29,282	$8,139

PAN AMERICAN SILVER CORP.	54

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

24. EARNINGS PER SHARE (BASIC AND DILUTED)

For the year ended December 31,		2019		2018
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$110,738			$10,294
Basic EPS	$110,738	201,397	$0.55	$10,294	153,315	$0.07
Effect of Dilutive Securities:
Stock Options	—	174		—	207
Diluted EPS	$110,738	201,571	$0.55	$10,294	153,522	$0.07

(1)	Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the year ended December 31, 2019 were 711,662 out-of-the-money options (2018 – 45,705).

25. SUPPLEMENTAL CASH FLOW INFORMATION
The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

Other operating activities	2019	2018
Adjustments for non-cash income statement items:
Share-based compensation expense	$4,448	$2,957
(Gain) loss on securities held	(83,705)	3,298
Gains on commodity and foreign currency contracts (Note 9)	(3,315)	(4,930)
Loss on derivatives (Note 9)	14	1,078
Loss on inventory	—	4,670
Share of income from associate and dilution gain (Note 14)	(15,245)	(13,679)
Net realizable value adjustment for inventories (Note 22)	(356)	24,330
Project development write-down	1,882	—
	$(96,277)	$17,724

Changes in non-cash operating working capital items:	2019	2018
Trade and other receivables	$1,545	$6,256
Inventories	22,753	(12,128)
Prepaid expenses	(4,093)	1,878
Accounts payable and accrued liabilities	(43,527)	8,053
Provisions	(4,622)	(8,320)
	$(27,944)	$(4,261)

Significant non-cash items:	2019	2018
Assets acquired by finance lease	$51,181	$7,028
Share-based compensation issued to employees and directors	$2,693	$1,879

Cash and Cash Equivalents	December 31, 2019	December 31, 2018
Cash in banks	$120,564	$77,735
Short-term money market investments	—	60,775
Cash and cash equivalents	$120,564	$138,510

PAN AMERICAN SILVER CORP.	55

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

26. SEGMENTED INFORMATION
Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company has determined that each producing mine and significant development property represents a reportable segment. The Company has organized its reportable segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable segments is summarized in the table below:

For the year ended December 31, 2019
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Silver Segment:
Mexico	Dolores	$248,744	$191,320	$104,701	$(47,277)	$47,722
	La Colorada	177,698	75,139	23,175	79,384	20,139
Peru	Huaron	117,118	76,962	13,638	26,518	8,013
	Morococha	101,549	73,396	15,482	12,671	10,703
Bolivia	San Vicente	76,968	57,805	9,449	9,714	4,938
Argentina	Manantial Espejo	63,289	63,432	5,854	(5,997)	23,909
Guatemala	Escobal	—	—	—	—	1,107
Total Silver Segment		785,366	538,054	172,299	75,013	116,531

Gold Segment:
Peru	Shahuindo	189,372	90,877	28,649	69,846	31,239
	La Arena	174,803	99,915	14,873	60,015	47,557
Canada	Timmins	201,218	139,172	36,302	25,744	10,346
Total Gold Segment		565,393	329,964	79,824	155,605	89,142

Other segment:
Canada	Pas Corp	—	—	488	(488)	125
Argentina	Navidad	—	—	—	—	9
Other	Other	—	—	842	(842)	—
Total		$1,350,759	$868,018	$253,453	$229,288	$205,807

For the year ended December 31, 2018
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Silver Segment:
Mexico	Dolores	$236,835	$187,920	$83,620	$(34,705)	$59,480
	La Colorada	164,050	70,864	22,567	70,619	22,473
Peru	Huaron	114,739	75,382	12,867	26,490	14,551
	Morococha	117,517	68,066	15,476	33,975	10,370
Bolivia	San Vicente	60,503	43,405	6,200	10,898	6,949
Argentina	Manantial Espejo	90,851	90,672	6,084	(5,905)	29,881
Total Silver Segment		784,495	536,309	146,814	101,372	143,704

Other segment:
Canada	Pas Corp	—	—	145	(145)	440
Argentina	Navidad	—	—	—	—	39
Other	Other	—	—	330	(330)	165
Total		$784,495	$536,309	$147,289	$100,897	$144,348

PAN AMERICAN SILVER CORP.	56

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

A reconciliation of segment mine operating earnings to the Company’s earnings before income taxes per the Consolidated Income Statements is as follows:

	2019	2018
Mine operating earnings	229,288	100,897

General and administrative	$(31,752)	$(22,649)
Exploration and project development	$(11,684)	$(11,138)
Mine care and maintenance	$(23,662)	$—
Foreign exchange losses	$(5,003)	$(9,326)
Impairment charges (Note 13)	$(40,050)	$(27,789)
Gains on commodity and foreign currency contracts (Note 9)	$3,315	$4,930
Gains on sale of mineral properties, plant and equipment (Note 12)	$3,858	$7,973
Share of income from associate and dilution gain (Note 14)	$15,245	$13,679
Transaction and integration costs (Note 8)	$(7,515)	$(10,229)
Other expense (Note 27)	$(4,936)	$(3,659)
Earnings from operations	$127,104	$42,689

Loss on derivatives (Note 9)	$(14)	$(1,078)
Investment income (loss)	$84,704	$(284)
Interest and finance expense (Note 23)	$(29,282)	$(8,139)
Earnings before income taxes	182,512	33,188

At December 31, 2019
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver Segment:
Mexico	Dolores	$763,301	$137,396	$625,905
	La Colorada	$223,416	$46,476	$176,940
Peru	Huaron	$110,642	$39,962	$70,680
	Morococha	$128,280	$36,754	$91,526
Bolivia	San Vicente	$76,418	$35,331	$41,087
Argentina	Manantial Espejo	$77,635	$27,455	$50,180
Guatemala	Escobal	$293,178	$19,340	$273,838
Total Silver Segment		1,672,870	342,714	1,330,156

Gold Segment:
Peru	Shahuindo	$600,096	$162,821	$437,275
	La Arena	$282,978	$90,472	$192,506
Canada	Timmins	$429,060	$50,171	$378,889
Total Gold Segment		1,312,134	303,464	1,008,670

Other segment:
Canada	Pas Corp	$229,814	$304,184	$(74,370)
Argentina	Navidad	$193,034	$—	$193,034
	Other	$53,830	$43,474	$10,356
Total		$3,461,682	$993,836	$2,467,846

PAN AMERICAN SILVER CORP.	57

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2018
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver Segment:
Mexico	Dolores	$791,485	$150,003	$641,482
	La Colorada	$230,736	$56,206	$174,530
Peru	Huaron	$119,015	$44,055	$74,960
	Morococha	$126,755	$40,183	$86,572
Bolivia	San Vicente	$83,686	$38,169	$45,517
Argentina	Manantial Espejo	$20,839	$24,994	$(4,155)
		1,372,516	353,610	1,018,906

Other segment:
Canada	Pas Corp	$247,792	$30,221	$217,571
Argentina	Navidad	$193,777	$1,546	$192,231
	Other	$123,391	$38,750	$84,641
		$1,937,476	$424,127	$1,513,349

Product Revenue	2019	2018
Refined silver and gold	894,202	348,717
Zinc concentrate	134,992	155,412
Lead concentrate	183,343	150,832
Copper concentrate	78,865	86,599
Silver concentrate	59,357	42,935
Total	1,350,759	784,495

The Company has 23 customers that account for 100% of the concentrate and silver and gold sales revenue. The Company has 7 customers that accounted for 15%, 15%, 13%, 13%, 9%, 8%, and 8% of total sales in 2019, and 7 customers that accounted for 28%, 14%, 13%, 10%, 8%, 8%, and 5% of total sales in 2018. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s financial performance, financial position, and cash flows.

27. OTHER INCOME AND (EXPENSES)

	2019	2018
Change in closure and decommissioning estimates	$(221)	$(2,968)
Royalties income	909	631
Other expense	(5,624)	(1,322)
Total	$(4,936)	$(3,659)

PAN AMERICAN SILVER CORP.	58

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

28. INCOME TAXES
Components of Income Tax Expense

	2019	2018
Current tax expense (recovery)
Recognized in profit or loss in current year	$95,219	$59,056
Adjustments recognized in the current year with respect to prior years	(3,090)	(5,155)
	92,129	53,901
Deferred tax expense (recovery)
Deferred tax recovery recognized in the current year	(13,079)	(13,256)
Adjustments recognized in the current year with respect to prior years	(5,003)	(1,098)
Recognition of previously unrecognized deferred tax assets	—	(6,140)
Benefit from previously unrecognized losses, and other temporary differences	—	(3,600)
Decrease in deferred tax liabilities due to tax impact of NRV charge to inventory	(2,779)	(8,660)
	(20,861)	(32,754)
Income tax expense	$71,268	$21,147
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in an effective tax rate that varies considerably from the comparable period. The main factors that affected the effective tax rate for the year ended December 31, 2019 and the comparable period of 2018 were foreign exchange fluctuations, changes in non-recognition of certain deferred tax assets, mining taxes paid, withholding taxes on payments from foreign subsidiaries, and the addition to taxable income from the acquired Tahoe assets. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	2019	2018
Earnings before taxes and non-controlling interest	$182,512	$33,188
Statutory Canadian income tax rate	27.00%	27.00%
Income tax expense based on above rates	$49,278	$8,961
Increase (decrease) due to:
Non-deductible expenditures	7,271	3,929
Foreign tax rate differences	2,507	(2,160)
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	3,117	3,372
- Other deferred tax assets	(11,211)	1,168
Non-taxable portion of net earnings of affiliates	(132)	(3,254)
Effect of other taxes paid (mining and withholding)	21,307	14,371
Effect of foreign exchange on tax expense	(7,651)	1,611
Non-taxable impact of foreign exchange	4,158	(351)
Change in non-deductible portion of reclamation liabilities	8,207	—
Change in current tax expense estimated for prior years	(6,694)	(5,030)
Other	1,111	(1,470)
Income tax expense	$71,268	$21,147
Effective income tax rate	39.05%	63.72%

PAN AMERICAN SILVER CORP.	59

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Deferred tax assets and liabilities
The following is the analysis of the deferred tax assets (liabilities) presented in the consolidated financial statements:

	2019	2018
Net deferred tax liability, beginning of year	$(136,575)	$(168,549)
Initial deferred tax liability associated with the Tahoe Acquisition	(24,080)	—
Recognized in net earnings in the year	20,861	32,754
Reduction due to Mexican de-consolidation payments applied to current tax	(705)	(697)
Other	138	(83)
Net deferred liability, end of year	$(140,361)	$(136,575)
Deferred tax assets	36,447	12,244
Deferred tax liabilities	(176,808)	(148,819)
Net deferred tax liability	$(140,361)	$(136,575)
Components of deferred tax assets and liabilities
The deferred tax assets (liabilities) are comprised of the various temporary differences, as detailed below:

	2019	2018
Deferred tax assets (liabilities) arising from:
Closure and decommissioning costs	$16,002	$9,105
Tax losses, resource pools and mining tax credits	112,188	29,195
Deductible Mexican mining taxes	2,701	2,974
Tax credit resulting from Mexican de-consolidation	—	698
Accounts payable and accrued liabilities	16,865	6,726
Trade and other receivables	17,194	15,756
Provision for doubtful debts and inventory adjustments	(7,145)	(11,752)
Mineral properties, plant, and equipment	(278,707)	(169,703)
Estimated sales provisions	(23,026)	(19,746)
Other temporary differences and provisions	3,567	172
Net deferred tax liability	$(140,361)	$(136,575)

At December 31, 2019, the net deferred tax liability above included the deferred tax benefit of $112.2 million due to tax losses ($49.6 million) and resource pools ($62.6 million). The significant increase in these deferred tax assets from the prior year was primarily related to the Tahoe Acquisition. The losses will begin to expire after the 2024 year end, if unused.
At December 31, 2018, the net deferred tax liability above included the deferred tax benefit of $29.2 million related to tax losses of approximately $98.4 million. These losses will begin to expire after the 2024 year end, if unused.

PAN AMERICAN SILVER CORP.	60

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2019	2018
Tax loss (revenue in nature)	$239,216	$131,179
Net tax loss (capital in nature)	34,646	14,456
Resource pools and other tax credits	260,413	18,266
Financing fees	2,849	785
Mineral properties, plant, and equipment	118,380	22,669
Closure and decommissioning costs	141,018	33,835
Exploration and other expenses not currently deductible	53,595	51,175
Intercompany debt	11,339	10,160
Doubtful debt and inventory	23,895	24,840
Payroll and vacation accruals	1,055	827
Other temporary differences	3,399	8,217
	$889,805	$316,409

Included in the above amounts are operating losses, which if not utilized will expire as follows:

At December 31, 2019
	Canada	US	Peru	Mexico	Barbados	Argentina	Total
2020	—	79	2,110	—	7	1	2,197
2021	—	318	28	—	7	2	355
2022 – and after	215,374	13,185	1,778	2,792	106	3,429	236,664
Total tax losses	$215,374	$13,582	$3,916	$2,792	$120	$3,432	239,216

At December 31, 2018
	Canada	US	Peru	Mexico	Barbados	Argentina	Total
2019	—	85	—	—	4	45	134
2020	—	80	—	—	7	61	148
2021 – and after	114,466	13,469	250	2,456	105	151	130,897
Total tax losses	$114,466	$13,634	$250	$2,456	$116	$257	$131,179
Taxable temporary differences associated with investment in subsidiaries
As at December 31, 2019, taxable temporary differences of $376.5 million (2018 – $85.2 million) associated with the investments in subsidiaries have not been recognized, as the Company is able to control the timing of the reversal of these differences and does not expect them to reverse in the foreseeable future.

PAN AMERICAN SILVER CORP.	61

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

29. CONTINGENCIES
The following is a summary of the contingent matters and obligations relating to the Company as at December 31, 2019.

a.	General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Environment
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.
Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of December 31, 2019, $188.5 million (2018 - $70.6 million) was accrued for reclamation costs relating to mineral properties. See also Note 17.

c.	Taxes
The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

d.	Argentina
Unanticipated or drastic changes in laws and regulations have affected our operations in the past. For example, under previous political regimes in Argentina, the government intensified the use of severe price, foreign exchange, and import controls in response to unfavourable domestic economic trends.  These included informal restrictions on dividend, interest, and service payments abroad and limitations on the ability to convert ARS into USD, exposing the Company to additional risks of ARS devaluation and high domestic inflation. While some of these restrictions had begun to ease after the elections in 2015, the government introduced a new export duty in 2018 on silver and gold doré exported from Argentina (Note 29(h)). Following elections in 2019, the new government in Argentina has begun reinstituting some of the previous unfavorable economic policies, such as strict currency controls.

e.	Bolivia
In early 2009, a new constitution was enacted in Bolivia that further entrenched the government’s ability to unilaterally amend or enact laws, and which enshrined the concept that all natural resources belong to the Bolivian people. On May 28, 2014, the Bolivian government enacted the New Mining Law. Among other things, the New Mining Law established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and

PAN AMERICAN SILVER CORP.	62

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to such migration and possible renegotiation of key terms. The migration process has been delayed by COMIBOL and has not been completed. The primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. We will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.
On June 25, 2015, the Bolivian government further enacted the New Conciliation and Arbitration Law, which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, its application is unclear and we await clarification by regulatory authorities in order to assess its impact on our business.

f.	Other Legal
We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims are from current or ex-employees, or employees of former or current owners of our operations such as the Quiruvilca-related claims in Peru, some of which involve claims of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years. In some cases, we may become subject to class action lawsuits. For example, in mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that center primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing. In October 2018, Tahoe learned that a similar proposed class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. These lawsuits seek significant damages. Tahoe has disputed the allegations made in these suits, however the outcomes are not determinable at this time. Furthermore, we are in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights, or environmental or social damage, and such claimants may seek sizeable monetary damages against us and/or the return of surface or mineral rights or revocation of permits and licenses that are valuable to us and which may impact our operations and profitability if lost.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.

g.	Title
Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

h.	Royalty and Participation Agreements
The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms, as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against the mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

PAN AMERICAN SILVER CORP.	63

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

As part of the arrangement closed with Maverix on July 11, 2016 (Note 14), Maverix acquired from the Company a portfolio of royalties, precious metals streams and payment agreements, in exchange for a 54% interest in Maverix (26% fully diluted as at December 31, 2019).  The key portfolio assets included the economic equivalent of one hundred percent (100%) of the gold produced from Pan American’s operating La Colorada silver mine, less a fixed price of US$650 per ounce for the life of the mine, as well as an agreement to purchase five percent (5%) of future gold production at a fixed price of US$450 per ounce from the feasibility stage La Bolsa project.  The portfolio also included, among others, a net smelter returns royalty of one percent (1%) on the Pico Machay project that is currently owned by Pan American.
In the province of Chubut, Argentina, which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Refer to the Navidad project section below for further details.
In September 2018, the government of Argentina introduced a new export duty of 12% to be applied on the export of goods from Argentina until December 31, 2020. In general, the duty is capped at ARS 4 per USD $1 of gold doré exported, and at ARS 3 per USD $1 of silver doré exported. As a result, the Company paid approximately $3.5 million (2018 - $1.6 million) in export duties, representing an average rate for the export duty of approximately 6% (2018 - 8%).
As part of the 2009 Aquiline transaction, the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Common Shares or a silver stream contract with Aquiline Resources Inc., a wholly owned subsidiary of the Company. The holder subsequently selected the silver stream contract related to certain production from the Navidad project. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative as a deferred credit as disclosed in Note 20.
Manantial Espejo
Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.
San Vicente
Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow. Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property. The Participation Fee has now reverted back to the original percentage. For the year ended December 31, 2019, the Company incurred approximately $5.1 million in COMIBOL royalties (2018 - incurred $4.8 million).
A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. For the year ended December 31, 2019 the royalties paid to EMUSA amounted to approximately $0.8 million (2018 - $0.7 million).
In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible. For the year ended December 31, 2019, the royalty amounted to $5.5 million (2018 - $4.4 million).

PAN AMERICAN SILVER CORP.	64

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Dolores
Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on silver production and 3.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. The royalties to Royal Gold amounted to approximately $7.0 million for the year ended December 31, 2019 (2018 – $6.8 million).
Escobal
Some communities and non-governmental organizations ("NGOs") have been vocal and active in their opposition to mining and exploration activities in Guatemala. In July 2017, the Escobal mining license was suspended as a result of a court proceeding initiated by an NGO in Guatemala, based upon the allegation that Guatemala’s Ministry of Energy and Mines ("MEM") violated the Xinka indigenous people’s right of consultation. After several decisions and appeals on the matter, a decision of the Constitutional Court of Guatemala was rendered on September 3, 2018, determining that the Escobal mining license would remain suspended until the Guatemala MEM completes an ILO 169 consultation. The consultation process is proceeding, with the pre-consultation stage underway. Normal operations at the Escobal mine remain suspended. Legal challenges to the consultation process have been filed with the Guatemalan Supreme Court and the outcome of those challenges is unknown. The process and timing for completing the ILO 169 consultation remains uncertain. In addition, in June 2017, MSR filed its annual request to renew the Escobal mine’s export credential with the Guatemala MEM. However, the Guatemala MEM did not renew the export credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license. The export credential therefore expired in August 2017 and has not been renewed.
In addition, since June 7, 2017, a group of protesters near the town of Casillas have blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Tahoe's operations were reduced between June 8, 2017 and June 19, 2017 to conserve fuel, and on July 5, 2017, were ceased following the Supreme Court’s provisional decision to suspend the Escobal mining license while the case against the Guatemala MEM was heard on the merits. A second roadblock was initiated in 2018 near the community of Mataquescuintla. MSR representatives have been pursuing engagement with community leaders, government agencies, and NGOs to develop a dialogue process aimed at resolving this protracted dispute and reaching a peaceful conclusion to the roadblocks, but there is no guarantee that a positive conclusion will be reached.
Navidad
As a result of uncertainty over the zoning, regulatory and tax laws, the Company has suspended project development activities at Navidad. The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

30. RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the year ended December 31, 2019 and 2018 have been disclosed in these consolidated financial statements. Transactions with Maverix, an associate of the Company, have been disclosed in Note 14 of these consolidated financial statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	65

Notes to the Consolidated Financial Statements
As at December 31, 2019 and December 31, 2018, and
 for the years ended December 31, 2019 and 2018
(Tabular amounts are in thousands of U.S. dollars, except for number of shares, options, warrants, and per share amounts, unless otherwise noted)

Remuneration of key management personnel
The remuneration of directors and other members of key management personnel during the year was as follows:

	2019	2018
Salaries and short-term benefits (1)	$14,180	$13,863
Post-employment benefits (2)	1,287	535
Share-based payments (3)	3,195	2,446
	$18,662	$16,844

(1)	Includes annual salary and short-term incentives or bonuses earned in the year.

(2)	Includes annual contributions to retirement savings plans made by the Company.

(3)	Includes annual RSUs, PSUs, stock option and common share grants.

PAN AMERICAN SILVER CORP.	66